Mail Stop 3720

April 4, 2006

Robert L. Allbritton
Chairman and Chief Executive Officer
Allbritton Communications Company
1000 Wilson Boulevard, Suite 2700
Arlington, VA 22209

      RE: Allbritton Communications Company
                Form 10-K for Fiscal Year Ended September 30, 2005
                File No. 333-02302

Dear Mr. Allbritton:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director